Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.

Greece AARP Meeting
Information Exchange
May 18, 2001

Mark Marini
Manager, Regulatory Affairs
Rochester Gas and Electric
Corporation

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.

Agenda

o  Recent announcement on RGS &
   Energy East merger
o  Electric rate information
o  Gas rate information
o  Update on electric and gas
   competition
o  California situation

RGS & Energy East
Merger

o  RGS will merge with Energy East, parent of New
   York State Electric and Gas
o New provider will serve 3 million customers, about half of upstate New York
o Combined companies have potential to create, distribute electricity more efficiently
o Filing with NYS Public Service Commission made on March 23, 2001

Electric Rate Information

o Beginning in 1996, rates have been fixed and declining
o  Reductions in place through June 2002
o  Residential rates down 10% from pre-1996 levels
o Non-residential rates down 13% from pre-1996 levels

Gas Rate Information

o RG&E gas bill made up of 3 components: local delivery, transportation and storage, gas commodity
o  Rates for delivery of gas have been stable since 1994
o Rates for transportation and storage have been decreasing over same time period
o Cost of gas commodity itself has increased substantially this past year
   -  Gas cost passed directly on to customer
   -  RG&E does not control cost of gas or profit from it

Gas Rate Information

o  RG&E filed rate agreement in January to reduce
   overall gas rates by 1%, beginning March 1,
   2001
o  Increase monthly service charge to $12
   beginning September 1
o Results in bill increases to 40,000 customers, bill decreases to 240,000 customers
o Bill will separately state cost of delivery and cost of commodity, beginning September 1
o  PSC approved agreement on February 28, 2001

Traditional vs
Competitive Service

Traditional                                     Competitive
-----------                                     -----------

[Diagram showing                                [Diagram showing
Traditonal Service                              Competitive Service
Pathway]                                        Pathway]


--------------------------------------------------------------------------------
Legend: [Pictures used in Diagrams]

                               How is Competition
                                    Working?


o  ELECTRIC

   - Four competitive energy service companies qualified to do business in the RG&E territory

   - 21% of all electricity in RG&E territory is being served by competitive companies

o  GAS

   - Eighteen competitive energy service companies qualified to do business in the RG&E territory

   - 54% of all gas in RG&E territory is being served by competitive companies

California Energy Crisis -
What happened

o  Robust economy

o Legislature drove deregulation & required sale of power plants

o  Demand growing, supply flat

o  Gas cost increase

o  Consumer (retail) prices frozen while
   wholesale prices rocket up

New York - What's the
Same, What's Different

o  SAME:

   -  Most power plants sold, no new electric
      supply, gas cost increase

o  DIFFERENT

   -  Supply-demand situation less problematic

   -  Greater reserves of power, long-term
      power contracts

   -  Deregulation can be changed by changing
      policy. Easier than changing laws.

RG&E - What's Happening

o  We've retained our power plants

o  Customers protected from marketplace

o  Little dependence on gas

o  Rates fixed & continuing to decline

o  Long-term contracts in place

To Get More Information:

-  FROM RG&E:

   o  Florence Fagnan

   o  www.rge.com

   o  1-716-546-2700

-  FROM PSC:

   o  www.dps.state.ny.us

   o  1-888-ASK-PSC1 (1-888-275-7721)

-  FROM COMPETITIVE ENERGY SERVICE
   COMPANIES